# Organization Indirect Owners

**Organization CRD Number: 171752**

**Organization Name: KEZAR TRADING, LLC**

**Organization SEC Number: 8-69476**

**Applicant Name: LEVEL MARKETS, LLC**

**No IA Record**

| Full Legal Name | Domestic, Foreign, Individual | Entity in Which Interest is Owned | Status | Date Status Acquired | Ownership Code | Control person | Public Reporting Company | CRD#, EIN, SSN, IRS# |
|---|---|---|---|---|---|---|---|---|
| ~~FMR, LLC~~ | ~~Domestic Entity~~ | ~~LEVEL HOLDINGS, LLC THROUGH FMR SAKURA HOLDINGS, INC./FIDELITY GLOBAL BROKERAGE GROUP, INC.~~ | ~~SHAREHOLDER~~ | ~~03/2022~~ | ~~25% but less than 50%~~ | ~~Y~~ | ~~N~~ | ~~04-3532603~~ |

| Full Legal Name | DE/FE/I | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|---|
| NASDAQ, INC. | DE | LEVEL HOLDINGS, LLC | SHAREHOLDER | 10/2026 | E | Y | Y | 52-1165937 |

© 2025 FINRA. All rights reserved. FINRA is a registered trademark of the Financial Industry Regulatory Authority, Inc.
Privacy Legal Terms & Conditions